

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL PROCESSING
RECEIVED
FEB 27 2007
WASH, D.C. 210 SECTION

SEC FILE NUMBER
8- 66974

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aurelius Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 West 57th Street Ste 1801
(No. and Street)

New York (City) NY (State) 10107 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael T. Remus, CPA 609-540-1751
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Remus, Michael T.
(Name – *if individual, state last, first, middle name*)

2663 Nottingham Way P.O. Box 2555 (Address) Hamilton Sq., (City) NJ (State) 08690 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/22

OATH OR AFFIRMATION

I, Edward Doherty Patrick O'Meara, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aurelius Securities, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Patrick J. O'Meara
Signature

Managing Director
Title

Justin P. Meagher
Notary Public

JUSTIN PATRICK MEAGHER
Notary Public, State of New York
No. 02ME6071851
Qualified in New York County
Commission Expires May 09, 2010



This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Aurelius Securities, LLC

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Year Ended

December 31, 2006

AURELIUS SECURITIES, LLC

FINANCIAL HIGHLIGHTS
December 31, 2006

	2006
NET INCOME	$137,881
NET WORTH	165,223
CASH AND CASH EQUIVALENTS	29,894
CURRENT RATIO	37.7 : 1.0

MICHAEL T. REMUS
Certified Public Accountant
2663 Nottingham Way, Suite 3
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-228-3032

Independent Auditor's Report

To the Members of
Aurelius Securities, LLC

I have audited the accompanying statement of financial condition of Aurelius Securities, LLC as of December 31, 2006, and the related statement of operations and retained earnings, changes in liabilities subordinated to claims of creditors, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aurelius Securities, LLC as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.



February 9, 2007
Hamilton Square, New Jersey

AURELIUS SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS

Current Assets	
Cash and cash equivalents	$29,894
Commissions and fees receivable	133,472
Prepaid expenses	6,357
Total Current Assets	169,723
Total Assets	$169,723

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities	
Accounts payable	$4,500
Total Current Liabilities	4,500
Total Liabilities	4,500
Stockholders' Equity	
Members capital	52,500
Retained earnings	112,723
	165,223
Total Liabilities and Stockholders' Equity	$169,723

The accompanying notes are an integral part of the financial statements.

AURELIUS SECURITIES, LLC
STATEMENT OF OPERATIONS AND RETAINED EARNINGS
Year Ended December 31, 2006

REVENUES	
Fee income	$940,768
Interest income	26
	940,794
OPERATING EXPENSES	
Consulting fees	133,396
Promotional expense	18,000
Rent	57,500
Sales expense	484,160
Temporary help	18,258
Printing	346
Travel and entertainment	5,609
Office expense	3,863
Bank charges	35
Professional fees	17,967
Telephone	4,236
Postage	57
Insurance	1,172
Dues and fees	264
Contributions	53,834
Moving & storage	1,391
Fees and licenses	2,825
	802,913
Income From Operations	137,881
Net Income	137,881
Retained Earnings (Deficit) - December 31, 2005	(25,158)
Retained Earnings - December 31, 2006	$112,723

The accompanying notes are an integral part of the financial statements.

AURELIUS SECURITIES, LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF CREDITORS
Year Ended December 31, 2006

Subordinated Liabilities at December 31, 2005	$	-
Increases		-
Decreases		-
Subordinated Liabilities at December 31, 2006	$	-

The accompanying notes are an integral part of the financial statements.

AURELIUS SECURITIES, LLC
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended December 31, 2006

	Member Capital				
	Number of Shares	Amount	Additional Paid-In Capital	Retained Earnings	Total
Balance at December 31, 2005	-	$37,500	$0	($25,158)	$12,342
Current year activity	-	15,000	-	-	15,000
Net Income	-	-	-	137,881	137,881
Balance at December 31, 2006	-	$52,500	$0	$112,723	$165,223

The accompanying notes are an integral part of the financial statements.

AURELIUS SECURITIES, LLC

STATEMENT OF CASH FLOWS
Year Ended December31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$137,881
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:	
Depreciation	-
(Increase) Decrease in:	
Receivables	(133,472)
Prepaid expense	(6,357)
Increase (Decrease) in:	
Accounts payable and accrued expenses	4,000
Net cash provided by operating activities	2,052
Cash Flows From Investing Activities	-
Cash Flows From Financing Activities	-
Net decrease in cash	2,052
Cash and cash equivalents at Beginning of Year	27,842
Cash and cash equivalents at End of Year	$29,894

Supplemental Disclosures

Cash paid for income taxes	$ -
Cash paid for interest	-

The accompanying notes are an integral part of the financial statements.

AURELIUS SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
Year Ended December 31, 2006

NOTE 1. NATURE OF BUSINESS

Aurelius Securities, LLC, was organized in November 2004 under the laws of the State of New York. The Company is a financial services firm specializing in the placement of alternative investment offerings to a global investor base. The Company primarily focuses on rasing capital among institutional investors, and is a member of the National Association of Securities Dealers Inc. (NASD).

NOTE 2. Summary of SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting

Securities transactions (and related commission revenue and expense, if applicable) are recorded on a settlement date basis, generally the fifth business day following the transaction date. All other accounts of the Company are maintained on the accrual basis of accounting.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is computed principally by the straight line method, based on the estimated useful life of the related asset. Expenditures for maintenance, repairs, renewals and betterments that do not materially prolong the useful lives of the assets are expensed.

Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. Members are taxed individually on their shares of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the regulations of the Company.

Cash

For purposes of the statement of cash flows, the Company considers all investments with a term to maturity of three months or less at the time of acquisition to be cash equivalents. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at December 31, 2006.

Accounts Receivable

Management has elected to record bad debts using the direct write-off method. Generally accepted accounting principles require that the allowance method be used to reflect bad debts. However, the effect of the use of the direct write-off method is not materially different from the results that would have been obtained had the allowance method been followed. Accounts receivable are not collateralized.

Revenue Recognition

The Company recognizes revenue from fees in the period they are earned.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income:

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "*Reporting Comprehensive Income*" ("SFAS 130"), that establishes standards for reporting and display of comprehensive income and its components. SFAS 130 requires unrealized gains or losses on available-for-sale securities, foreign currency translation adjustments, minimum pension liability adjustments and changes in the market value of certain futures contracts that qualify as a hedge to be included in other comprehensive income. The adoption of this statement effective April 1, 1998 had no impact on the companies results of operations or financial position since the statement requires only additional financial information disclosure. As of the date of these financial statements the company had no components of comprehensive income.

Note 3. LEASES

The Company currently conducts its operations from facilities that are leased under a one year sublease agreement dated November 16, 2006 and expiring on November 30, 2007. There is no option to renew the lease beyond this term. The following is a schedule of future minimum rental payments required under the above lease as of December 31, 2006. Year ending December 31, 2007; $66,000.

Rental expense for the year ended December 31, 2006 was $57,500..

NOTE 4. CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to credit risk consist principally of cash and accounts receivable. Cash exceeding federally insured limits at financial institutions totaled $58,212. at March 31, 2006.

Note 5. Economic Dependency:

During 2006 the Company billed a substantial portion of its fees to one customer. Fees to this customer totaled $856,876 (91.0%) of the combined total. At December 31, 2006 amounts due from this customer included in accounts receivable was $116,792 (87.5%) of the combined total.

Note 6. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform New Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $41,409., which was $36,409. in excess of its required minimum net capital of $5,000. The Company's net capital ratio was 9.2 to 1.

Note 7. Related Party Transactions:

During the year the Company paid a consulting fee in the amount of $125,000. to a controling member.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2006

MICHAEL T. REMUS

Certified Public Accountant

2663 Nottingham Way, Suite 3
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-228-3032

Independent Auditors Report on
Internal Accounting Control

To the Members of
Aurelius Securities, LLC

I have audited the financial statements of Aurelius Serurities, LLC as of December 31, 2006 and have issued my report thereon dated February 9, 2007. As part of my audit, I reviewed and tested the system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and by Rule 17a-5 under the Securities Exchange Act of 1934. Rule 17a-5 contemplates that the scope of the review and tests should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under these standards and that Rule the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing and expression of an opinion on the financial statements and to provide a basis for reporting material weakness in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute assurance as to the safeguarding of assets against unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgements by management. However, for the purposes of this report under Rule 17a-5, the cost-benefit relationship has been disregarded in determining weaknesses to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgement, carelessness, or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect either to the execution and recording of transactions or respect to the estimates and judgements required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, and that the degree of compliance with the procedures may deteriorate.

A study and evaluation of the system of internal accounting control for the year ended December 31, 2006, which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no weaknesses that I believe to be material.



February 9, 2007
Hamilton Square, New Jersey

AURELIUS SECURITIES, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of December 31, 2006

Pursuant to rule 15c 3-3 relating to possession or control requirements, Aurelius Securities, LLC has not engaged in the clearing or trading of any securities during the year ended December 31, 2006.

AURELIUS SECURITIES, LLC

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1
Year Ended December 31, 2006

NET CAPITAL	
Additional Paid-In Capital	$37,500
Retained earnings	137,881
Total Credits	175,381
Debits	
Receivables to non-customers	133,472
Equipment less accumulated depreciation	-
Haircuts	500
Total Debits	133,972
NET CAPITAL	$41,409
CAPITAL REQUIREMENTS	
6 2/3 % of aggregate indebtedness	$300
Minimum capital requirement	5,000
Net capital in excess of requirements	$36,409
Ratio of Aggregate Indebtedness to Net Capital	9.2 to 1

The accompanying notes are an integral part of the financial statements.

AURELIUS SECURITIES, LLC

SCHEDULE OF AGGREGATE INDEBTEDNESS
Year Ended December 31, 2006

AGGREGATE INDEBTEDNESS:

Accrued expenses and accounts payable	$4,500
Corporate income tax payable	-
Total Aggregate Indebtedness	$4,500

The accompanying notes are an integral part of the financial statements.

AURELIUS SECURITIES, LLC

RECONCILIATION BETWEEN AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2006

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by Aurelius Securities, LLC, in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3.

MICHAEL T. REMUS
Certified Public Accountant
2663 Nottingham Way, Suite 3
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-228-3032

AURELIUS SECURITIES, LLC

REQUIREMENTS PURSUANT TO RULE 17a-5(e)4
Year Ended December 31, 2006

In accordance with Rule 17a-5(e)4, of the Securities and Exchange Commission, I have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of Aurelius Securities, LLC for the year ended December 31, 2006. My procedures were performed solely to assist you in complying with Rule 17a-5(e)(4), and my report is not to be used for any other purpose. The procedures I performed are as follows:

1. Compared listed assessment payments with respective cash disbursements records entries;

2. Compared amounts reported on the audited Form X-17A-5 for the period January 1, 2006 to December 31, 2006, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7);

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments; and

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, I do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to my attention that caused me to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Aurelius Securities, LLC taken as a whole.



Hamilton Square, New Jersey
February 9, 2007

END